UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NET2PHONE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number)

Joyce J. Mason, Esq.

General Counsel and Secretary

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IT Stock, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-2352839
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 18,900,000
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER 18,900,000
10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%*
14	TYPE OF REPORTING PERSON OO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Stock”). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer (“Common Stock”) without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 65.4% of the outstanding shares of Class A Stock and (ii) 35.6% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON NTOP Holdings, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-2348660
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,996,750
8 SHARED VOTING POWER 18,900,000
9 SOLE DISPOSITIVE POWER 9,996,750
10 SHARED DISPOSITIVE POWER 18,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%*
14	TYPE OF REPORTING PERSON OO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 100% of the outstanding shares of Class A Stock and (ii) 54.4% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT Domestic-Union, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-2343618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER N/A
10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%*
14	TYPE OF REPORTING PERSON OO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 100% of the outstanding shares of Class A Stock and (ii) 54.4% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT Investments, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 88-0469107
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER N/A
10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%*
14	TYPE OF REPORTING PERSON CO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 100% of the outstanding shares of Class A Stock and (ii)54.4% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT LMC-N2P Acquisition I, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0039864
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER N/A
10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%*
14	TYPE OF REPORTING PERSON CO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 100% of the outstanding shares of Class A Stock and (ii) 54.4% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT LMC-N2P Acquisition II, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0039868
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER N/A
10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%*
14	TYPE OF REPORTING PERSON CO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 100% of the outstanding shares of Class A Stock and (ii) 54.4% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT LMC-N2P Acquisition III, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 45-0528240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1,250,000
8 SHARED VOTING POWER
N/A
9 SOLE DISPOSITIVE POWER
1,250,000
10 SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%*
14	TYPE OF REPORTING PERSON CO

*	All the shares beneficially owned by the Reporting Person are shares of Common Stock. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Common Stock beneficially owned by the Reporting Person represents approximately 2.6% of the outstanding shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT Domestic Telecom, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-2310760
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
28,896,750
8 SHARED VOTING POWER
N/A
9 SOLE DISPOSITIVE POWER
N/A
10 SHARED DISPOSITIVE POWER
28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%*
14	TYPE OF REPORTING PERSON CO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 100% of the outstanding shares of Class A Stock and (ii) 54.4% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT Telecom, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 22-3696918
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER N/A
10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%*
14	TYPE OF REPORTING PERSON CO

*	All the shares beneficially owned by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately (i) 100% of the outstanding shares of Class A Stock and (ii) 54.4% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON IDT Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 22-3415036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
31,670,548
8 SHARED VOTING POWER
N/A
9 SOLE DISPOSITIVE POWER
N/A
10 SHARED DISPOSITIVE POWER
31,670,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,670,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%*
14	TYPE OF REPORTING PERSON CO

*	The shares beneficially held by the Reporting Person consist of 28,896,750 shares of Class A Stock and 2,773,798 shares of Common Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately 100% of the outstanding shares of Class A Stock and the Common Stock beneficially owned by the Reporting Person represents approximately 5.7% of the outstanding shares of Common Stock. Together, the capital stock of the Issuer beneficially owned by the Reporting Person represents approximately 57% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
31,670,548
8 SHARED VOTING POWER
N/A
9 SOLE DISPOSITIVE POWER
N/A
10 SHARED DISPOSITIVE POWER
31,670,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,670,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%*
14	TYPE OF REPORTING PERSON IN

*	The shares beneficially held by the Reporting Person consist of 28,896,750 shares of Class A Stock and 2,773,798 shares of Common Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately 100% of the outstanding shares of Class A Stock and the Common Stock beneficially owned by the Reporting Person represents approximately 5.7% of the outstanding shares of Common Stock. Together, the capital stock of the Issuer beneficially owned by the Reporting Person represents approximately 57% of the aggregate voting power of the Issuer assuming the shares of Class A Stock beneficially owned by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 77,425,039 shares of the Issuer outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

The undersigned hereby file this Amendment No. 4 (this “Amendment”) to the Schedule 13D filed by IDT Investments Inc. (“IDT Investments”), IDT Corporation (“IDT”) and Howard S. Jonas (“Jonas”) with the Securities and Exchange Commission (the “SEC”) on August 21, 2000, the Schedule 13D filed by ITelTech, LLC (“ITelTech”) and AT&T Corp. (“AT&T”) with the SEC on August 22, 2000, each as previously amended and restated by Amendment No. 1 to Schedule 13D filed by NTOP Holdings, L.L.C. (“Net2Phone Holdings”), IDT Domestic-Union, LLC (“IDT D-U”), IDT Investments, IDT Nevada Holdings, Inc. (“IDT Nevada”), IDT Domestic-Telecom, Inc. (“IDT D-T”), IDT Telecom, Inc. (“IDT Telecom”), IDT, Jonas, ITelTech and AT&T with the SEC on October 25, 2001, as further amended by Amendment No. 2 to Schedule 13D filed on November 15, 2001, and as further amended by Amendment No. 3 to Schedule 13D filed on December 4, 2003, all relating to the Common Stock, par value $0.01 per share (“Common Stock”), of Net2Phone, Inc. (“Net2Phone”, or the “Issuer”).

This Amendment is being filed in connection with the acquisition by IDT of the beneficial ownership of (i) 1,250,000 shares of Common Stock held by Liberty N2P III, Inc. (“Liberty N2P III”) and (ii) the membership interests of Net2Phone Holdings held by Liberty N2P, Inc. (“Liberty N2P”) and Liberty N2P II, Inc. (“Liberty N2P II”, and together with Liberty N2P and Liberty N2P III, the “Liberty N2P Entities”) through the mergers (the “Mergers”) of (i) IDT LMC-N2P Acquisition I, Inc., a wholly owned subsidiary of IDT (“IDT Merger Subsidiary I”) with and into Liberty N2P, (ii) IDT LMC-N2P Acquisition II, Inc., a wholly owned subsidiary of IDT (“IDT Merger Subsidiary II”) with and into Liberty N2P II and (iii) IDT LMC-N2P Acquisition III, Inc., a wholly owned subsidiary of IDT (“IDT Merger Subsidiary III”, and together with IDT Merger Subsidiary I and IDT Merger Subsidiary II, the “IDT Merger Subsidiaries”) with and into Liberty N2P III. Following the consummation of the Mergers each of the Liberty N2P Entities assumed the name of the IDT Merger Subsidiary that had been merged with and into such Liberty N2P Entity, such that (i) Liberty N2P assumed the name IDT LMC-N2P Acquisition I, Inc. (“IDT LMC I”), (ii) Liberty N2P II assumed the name IDT LMC-N2P Acquisition II, Inc. (“IDT LMC II”) and (iii) Liberty N2P III assumed the name IDT LMC-N2P Acquisition III, Inc. (“IDT LMC III”, and together with IDT LMC I and IDT LMC II, the “IDT LMC Entities”). In this Amendment the Reporting Persons also report that IDT Nevada no longer has any interest in Net2Phone Holdings or the securities of the Issuer.

This Amendment (i) adds the tenth, eleventh and twelfth paragraphs of Items 2(a)-(b), (ii) supplements the text of Items 2(c),     2(d), 2(e) and 2(f), (iii) deletes references to IDT Nevada in Items 2 and 5, (iv) supplements the text of Item 3, (v) supplements the text of Item 4, (vi) amends and restates the text of Items 5(a) and 5(b), (vii) supplements the text of Item 5(c), (viii) supplements the text of Item 6 and (ix) restates Exhibits 1, 5, 6 and 7 previously filed and adds Exhibits 23, 24, 25, 26 and 27 under Item 7.

Item 2. Identity and Background

(a) - (b) IDT LMC I is a Delaware corporation. IDT LMC I is a holding company, and is a wholly owned subsidiary of IDT. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

IDT LMC II is a Delaware corporation. IDT LMC II is a holding company, and is a wholly owned subsidiary of IDT. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

IDT LMC III is a Delaware corporation. IDT LMC III is a holding company, and is a wholly owned subsidiary of IDT. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

(c) The name, business address, and principal occupation of each executive officer and director of each of IDT LMC I, IDT LMC II and IDT LMC III is set forth in Exhibits 23, 24 and 25, respectively, hereto and is incorporated herein by reference.

(d) - (e) During the last five years, none of the IDT LMC Entities, nor to the best of IDT LMC I’s knowledge any executive officer or director of IDT LMC I, nor to the best of IDT LMC II’s knowledge any executive officer or director of IDT LMC II, nor to the best of IDT LMC III’s knowledge any executive officer or director of IDT LMC III, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) To the best of IDT LMC I’s knowledge, each of its executive officers and directors named in Exhibit 23 is a United States citizen, except as indicated in Exhibit 23.

To the best of IDT LMC II’s knowledge, each of its executive officers and directors named in Exhibit 24 is a United States citizen, except as indicated in Exhibit 24.

To the best of IDT LMC III’s knowledge, each of its executive officers and directors named in Exhibit 25 is a United States citizen, except as indicated in Exhibit 25.

Item 3. Source and Amount of Funds or Other Consideration

On March 8, 2005, IDT Merger Subsidiary I merged with and into Liberty N2P, IDT Merger Subsidiary II merged with and into Liberty N2P II and IDT Merger Subsidiary III merged with and into Liberty N2P III pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004, among LMC Animal Planet, Inc., a Colorado corporation and the parent company of each of the Liberty N2P Entities (“LMC”) and the Liberty N2P Entities on the one hand and IDT and the IDT Merger Subsidiaries on the other hand, filed as Exhibit 26 hereto. As a result of the Mergers (i) IDT acquired beneficial ownership of (x) the 1,250,000 shares of Common Stock held by Liberty N2P III and (y) the membership interests in Net2Phone Holdings held by Liberty N2P and Liberty N2P II and (ii), as consideration therefore, LMC acquired 3,754,479 shares of Class B Common Stock, par value $0.01 per share, of IDT.

Item 4. Purpose of Transaction

IDT acquired beneficial ownership of the shares of Common Stock and the membership interests in Net2Phone Holdings (i) to ensure its continued control of Net2Phone, (ii) to enhance its close cooperation and synergies with Net2Phone, (iii) for investment purposes and (iv) to be able to continue to consolidate Net2Phone’s financial results and balance sheet with its own financial results and balance sheet.

Each of the Reporting Persons intends to continuously review its investment in Net2Phone, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Net2Phone, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Net2Phone owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) - (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Net2Phone’s business and prospects, other developments concerning Net2Phone and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Net2Phone.

Other than the transactions and events described above, the Reporting Persons have no plans or proposals with respect to Net2Phone or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) IT Stock directly beneficially owns 18,900,000 shares of Class A Stock. Net2Phone Holdings is the sole member of IT Stock and owns all of its outstanding membership interests. Net2Phone Holdings beneficially owns 28,896,750 shares of Class A Stock, consisting of 9,996,750 shares of Class A Stock directly beneficially owned and 18,900,000 shares of Class A Stock indirectly beneficially owned through IT Stock, together representing (i) approximately 37.3% of the outstanding shares of Common Stock assuming conversion of the shares of Class A Stock beneficially owned by Net2Phone Holdings into shares of Common Stock, (ii) approximately 100% of the outstanding shares of Class A Stock and (iii) approximately 54.4% of the combined voting power of all outstanding shares of Common Stock and Class A Stock assuming no shares of Class A Stock are converted into shares of Common Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. The calculations included herein are based on Net2Phone having a total of 77,425,039 shares outstanding as of March 8, 2005, consisting of 48,513,289 shares of Common Stock and 28,911,750 shares of Class A Stock, as reported by the Issuer to the Reporting Persons on March 14, 2005.

IDT D-U does not directly beneficially own any shares of Net2Phone. IDT D-U is a member of Net2Phone Holdings and owns 87 Class A-1 and 13 Class B membership interests of Net2Phone Holdings, representing approximately 34.6% of the membership interests of Net2Phone Holdings. IDT D-U may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

IDT Investments does not directly beneficially own any shares of Net2Phone. IDT Investments is a member of Net2Phone Holdings and owns 30 Class B and 6 Class A membership interests of Net2Phone Holdings, representing approximately 12.5% of the membership interests of Net2Phone Holdings. IDT Investments is also a member of IDT D-U, owning approximately 1% of the ownership interests and approximately 40% of the voting power of IDT D-U. IDT Investments may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings and IDT D-U.

IDT LMC I does not directly beneficially own any shares of Net2Phone. IDT LMC I is a member of Net2Phone Holdings and owns 33 Class A and 97 Class B membership interests, representing approximately 45% of the membership interests of Net2Phone Holdings. IDT LMC I may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

IDT LMC II does not directly beneficially own any shares of Net2Phone. IDT LMC II is a member of Net2Phone Holdings and owns 23 Class A membership interests, representing approximately 8% of the membership interests of Net2Phone Holdings. IDT LMC II may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

IDT LMC III directly beneficially owns 1,250,000 shares of Common Stock, representing approximately (i) 2.6% of the outstanding shares of Common Stock and (ii) 1.2% of the combined voting power of all outstanding shares of Common Stock and Class A Stock assuming no shares of Class A Stock are converted into shares of Common Stock.

IDT D-T does not directly beneficially own any shares of Net2Phone. IDT D-T is the managing member of IDT D-U, owning approximately 99% of the ownership interests and approximately 60% of the voting power of IDT D-U. IDT D-T also owns (i) approximately 9.3% of the outstanding shares of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments and (ii) approximately 9.5% of the voting power of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments. IDT D-T may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings and IDT D-U.

IDT Telecom does not directly beneficially own any shares of Net2Phone. IDT D-T is a wholly owned subsidiary of IDT Telecom. IDT Telecom may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U and IDT D-T.

IDT directly beneficially owns 1,523,798 shares of Common Stock, representing approximately 3.1% of the outstanding shares of Common Stock. IDT Investments and IDT Telecom are majority owned subsidiaries of IDT, and IDT LMC I, IDT LMC II and IDT LMC III are wholly owned subsidiaries of IDT. IDT may be deemed to be the indirect beneficial owner of (i) 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT LMC I, IDT LMC II, IDT D-T and IDT Telecom and (ii) 1,250,000 shares of Common Stock owned by IDT LMC III. The shares of Common Stock and Class A Stock beneficially owned by IDT represent approximately 57% of the combined voting power of all outstanding shares of Common Stock and Class A Stock assuming no shares of Class A Stock are converted into shares of Common Stock.

Howard S. Jonas does not directly beneficially own any shares of the Issuer. As of March 8, 2005, Mr. Jonas beneficially owned 1,826,308 shares of Common Stock, par value $0.01 per share, of IDT, 9,816,988 shares of Class A Common Stock, par value $0.01 per share, of IDT and 6,112,096 shares of Class B Common Stock, par value $0.01 per share, of IDT, representing approximately 17.4% of the outstanding shares of stock of IDT and approximately 57.6% of the combined voting power of IDT. Mr. Jonas may be deemed the indirect beneficial owner of (i) 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT LMC I, IDT LMC II, IDT D-T, IDT Telecom and IDT, (ii) 1,250,000 shares of Common Stock owned by IDT LMC III and (iii) 1,523,798 shares of Common Stock owned by IDT.

The filing of this Amendment shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of securities of Net2Phone owned by other parties.

Each of the Reporting Persons disclaims membership in a group with regard to the Common Stock and the Class A Stock for purposes of Section 13(d) of the Act.

(b) By virtue of his ownership of shares of stock representing approximately 57.6% of the combined voting power of IDT, Mr. Jonas has the power to control the election of directors to IDT’s board of directors, which may be deemed as the power to direct the vote and dispose of (i) 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT LMC I, IDT LMC II, IDT D-T, IDT Telecom and IDT, (ii) 1,250,000 shares of Common Stock owned by IDT LMC III and (iii) 1,523,798 shares of Common Stock owned by IDT.

(c) Except as described in this Amendment, no transactions in the shares of Common Stock or Class A Stock have been effected by the Reporting Persons, nor to the best of IDT LMC I’s knowledge by the persons listed on Exhibit 23 hereto, nor to the best of IDT LMC II’s knowledge by the persons listed on Exhibit 24 hereto, nor to the best of IDT LMC III’s knowledge by the persons listed on Exhibit 25 hereto, during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Amendment is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Name, position, principal occupation and business address of each member of Net2Phone Holdings

Exhibit 5	Name, position, principal occupation and business address of each executive officer and director of IDT D-T.

Exhibit 6	Name, position, principal occupation and business address of each executive officer and director of IDT Telecom.

Exhibit 7	Name, position, principal occupation and business address of each executive officer and director of IDT.

Exhibit 23	Name, position, principal occupation and business address of each executive officer and director of IDT LMC I.

Exhibit 24	Name, position, principal occupation and business address of each executive officer and director of IDT LMC II.

Exhibit 25	Name, position, principal occupation and business address of each executive officer and director of IDT LMC III.

Exhibit 26	Agreement and Plan of Merger, dated as of December 15, 2004, among LMC and the Liberty N2P Entities on the one hand and IDT and the IDT Merger Subsidiaries on the other hand (filed as Exhibit A to IDT Corporation’s Definitive Schedule 14C Information Statement filed with the Securities and Exchange Commission on January 20, 2005, and incorporated herein by reference).

Exhibit 27	Joint Filing Agreement, dated as of March 9, 2005, by and among IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT LMC I, IDT LMC II, IDT LMC III, IDT D-T, IDT Telecom, IDT and Jonas.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2005

IT STOCK, LLC
By:	NTOP Holdings, L.L.C., its member

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Manager

NTOP HOLDINGS, L.L.C.

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Manager

IDT DOMESTIC-UNION, LLC
By:	IDT Domestic Telecom, Inc., its managing member

By:	/s/ Morris Lichtenstein
Name: Morris Lichtenstein
Title: Chief Executive Officer

IDT INVESTMENTS, INC.

By:	/s/ Bo Yan
Name: Bo Yan
Title: Acting President

IDT LMC-N2P ACQUISITION I, INC.

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Authorized Signatory

IDT LMC-N2P ACQUISITION II, INC.

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Authorized Signatory

IDT LMC-N2P ACQUISITION III, INC.

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Authorized Signatory

IDT DOMESTIC TELECOM, INC.

By:	/s/ Morris Lichtenstein
Name: Morris Lichtenstein
Title: Chief Executive Officer

IDT TELECOM, INC.

By:	/s/ Morris Lichtenstein
Name: Morris Lichtenstein
Title: Chief Executive Officer

IDT CORPORATION

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Senior Vice President

/s/ Howard S. Jonas
Howard S. Jonas